

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Albert M. Campbell, III
Executive Vice President and Chief Financial Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee 38138

  Re: **Mid-America Apartment Communities, Inc.**
      Form 10-K
      Filed February 22, 2013
      File No. 001-12762

Dear Mr. Campbell:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Consolidated Statements of Operations, page F-5

1. Please explain to us why diluted earnings per share for discontinued operations is greater than basic earnings per share for discontinued operations. In your response provide us with the antidilution tests performed for diluted earnings per share in accordance with ASC Topic 260-10-45-17 through 260-10-45-20.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Real Estate Assets and Depreciation and Amortization, page F-11

2. We note your disclosure that you capitalize certain items such as the cost of replacement appliances, carpet, interior painting, vinyl flooring and blinds related to newly acquired properties. Please explain your rationale for capitalizing these items and the basis for your conclusions. In your response tell us whether the acquired properties were development or operating properties at the time of acquisition.

Development Costs, page F-12

3. Please revise your disclosure in future filings to include the amount of indirect costs other than interest that have been capitalized in each period presented in your financial statements. In addition, please disclose the amount of salaries that were capitalized in each period presented.

Acquisition of Real Estate Assets, page F-12

4. Please tell us, and revise your disclosure to discuss, your accounting policy related to property acquisition costs.

Out of Period Adjustments, page F-14

5. Please provide us with a more detailed description of the out of period adjustment recorded in 2012 related to the allocation of noncontrolling interest. In your response include an explanation of the nature of the adjustment, how the issue was identified, and the impact the adjustment would have had on all prior period financial statements.

13. Segment Information

6. Please provide us with more information regarding your large market same store communities and secondary market same store communities. Explain to us when acquired properties, communities in development or lease-up communities are transferred into the same center pool. Additionally, tell us how you define a redevelopment community and how that differs from a community undergoing routine renovations. Please enhance your disclosure in future filings to the extent necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief